Mail Stop 6010

October 8, 2008

<u>Via Facsimile and U.S. Mail</u>

George Konrad
Chief Executive Officer
Vyrex Corporation
21615 N. 2nd Avenue
Phoenix, Arizona 85027

   Re: **PowerVerde, Inc.**
     f/k/a Vyrex Corporation
     Form 10-KSB for the year ended December 31, 2007
      Filed March 31, 2008
     Form 10-Q as of March 31, 2008
     Form 10-Q as of June 30, 2008
     File No. 0-27866

Dear Mr. Konrad:

  We have reviewed your response letter dated September 24, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Year Ended December 31, 2007</u>

General

1.   Please file your response dated September 22, 2008 on Edgar as correspondence
        pursuant to Rule 10(a) of Regulation S-T.

Item 8A. Controls and Procedures, page 11

2.   We note within your proposed disclosure that your chief executive officer and
        president concluded that "[your] disclosure controls and procedures (as defined in
        Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were
        effective in ensuring that information required to be disclosed in the reports [you]
        file under the Exchange Act are recorded, processed, summarized, and reported as
        when required." The language that is currently included after the word "effective"
        in your disclosure appears to be superfluous, since the meaning of "disclosure
        controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.
        We note also note that you included similar language within your March 31, 2008
        and June 30, 2008 Form 10-Q. Please remove the language in your filings or
        revise the disclosure so that the language that appears after the word "effective" is
        substantially similar in all material respects to the language that appears in the
        entire two-sentence definition of "disclosure controls and procedures" set forth in
        Rule 13a-15(e).

Exhibit 31.1 and Exhibit 31.2

3.   We note your response to prior comment 3 from our letter dated July 17, 2008.
        We note within your proposed disclosures for your certifications here and your
        March 31, 2008 and June 30, 2008 Form 10-Q filed pursuant to Exchange Act
        Rule 13a-14(a) are still not in the exact form prescribed by Item 601(b)(31) of
        Regulation S-B and Item 601(b)(31) of Regulation S-X. Please amend your
        filings to include revised certifications that conform to the exact wording required
        by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X.

Form 10-Q for the Quarter Ended March 31, 2008

Item 1. Financial Information, page 1

Condensed Consolidated Statements of Operation, page 2

4.   Please revise your presentation of net loss per share here and within your June 30,
        2008 Form 10-Q so that you do not present amounts in excess of two decimal
        places to avoid implying a greater degree of precision than exists.

Notes to Unaudited Condensed Consolidated Financial Statements, page 5

Note 2. Business Acquisition, page 5

5.   We note from your proposed disclosures here and within your June 30, 2008
        Form 10-Q that you determined that you should restate your financial statements
        to appropriately account for the PowerVerde, Inc. acquisition that occurred on
        February 11, 2008. Please revise your note here and within your June 30, 2008 to
        include the disclosures required by paragraph 26 of SFAS 154 related to the
        restatement. Please also clearly label the appropriate financial statements "as
        restated."

6.   Further to the above, you stated within your proposed disclosure here and within
        your June 30, 2008 Form 10-Q that the merger transaction was originally
        accounted for as a recapitalization. You further state that you accounted for the
        acquisition as a reverse acquisition under generally accepted accounting
        principles. Please revise your note here and within your June 30, 2008 to clearly
        state, if true, that you initially accounted for the PowerVerde, Inc. acquisition as a
        reverse merger and that you are now accounting for the transaction as a
        recapitalization.

Item 4. Controls and Procedures, page 12

7.   We note that management concluded that its disclosure controls and procedures
        were effective as of March 31, 2008. We note similar disclosures within your
        June 30, 2008 Form 10-Q. Please explain to us how management considered the
        restatement of your financial statements for the recapitalization transaction in
        reaching the conclusion that your disclosure controls and procedures were
        effective as of March 31, 2008 and June 30, 2008.

        As appropriate, please amend the Forms 10-KSB and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief